

January 9, 2014

<u>Via E-mail</u>
Joseph Wade
Chief Executive Officer
Embarr Downs, Inc.
205 Ave Del Mar #984
San Clemente, CA 92674

> **Re:** **Embarr Downs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 16, 2013**
> **File No. 333-192804**

Dear Mr. Wade:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to your Form 8-K filed on December 16, 2013. Please include in the prospectus the "pro forma" financial information contained in exhibit 99.1 and include a narrative discussion to the extent necessary to place this information in context. Alternatively, explain to us why this information is not material to prospective investors.

2. In this regard, it appears that you are conducting a private placement concurrently with this registered offering. Please include the appropriate disclosure of that transaction in the prospectus and provide us with your detailed analysis why the concurrent private placement should not be integrated into your public offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007).

3. Additionally, forward-looking statements made by issuers of penny stock are excluded from the safe harbors in section 27A of the Securities Act and section 21D of the

Exchange Act. Please confirm that you will not include references to the Private Securities Litigation Reform Act of 1995 so long as you are an issuer of penny stock. We note in this regard the third risk factor on page 14.

4. Please file the form of Subscription Agreement as an exhibit to this Registration Statement. We may have additional comments upon review of the exhibit.

Registration Statement Cover Page

5. Please revise footnote (1) to the Calculation of Registration Fee table to clarify that you are relying on Rule 416(b) of the Securities Act of 1933 and to track the language of that subsection.

6. It appears the filing fee should be calculated by reference to Rule 457(a) of the Securities Act of 1933. Please revise footnote (2) to the "Calculation of Registration Fee" table accordingly.

Risk Factors, page 11

General

7. Please add a separate risk factor addressing the fact that no minimum amount is required for this transaction. In this regard, your disclosure should reflect the possibility that all of the shares may not be sold and should discuss the range of possible outcomes, including the possibility that the amount raised may not be sufficient to fund your business and may not even cover the costs of the offering.

8. Please also add a separate risk factor addressing the lack of an escrow or trust account for this transaction, and discuss the potential consequences to investors should your company enter bankruptcy during the offering period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor